Exhibit 99.2

Dividends

No dividend has been paid or declared by the Company since its incorporation.

Directors’ Remuneration

Directors’ remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	Year Ended December 31,
	2021	2020	2019
	(in US$’000)
Fees:	883	848	848
Other remuneration
Salaries, allowances and benefits in kind	1,160	1,093	1,001
Pension contributions	93	89	79
Performance related bonuses	2,245	2,005	2,042
Share-based compensation expenses (note)	5,553	3,336	1,911
	9,051	6,523	5,033
	9,934	7,371	5,881

Note: During the years ended December 31, 2021, 2020 and 2019, certain directors were granted share options and LTIP awards in respect of their services to the Group, under the share option schemes and LTIP of the Company, further details of which are set out in Note 18. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2021, 2020 and 2019.

(i)	Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	Year Ended December 31,
	2021	2020	2019
	(in US$’000)
Paul Carter	117	117	117
Karen Ferrante	103	103	103
Graeme Jack	111	104	104
Tony Mok	99	84	84
	430	408	408

The share-based compensation expenses of the independent non-executive directors were as follows:

	Year Ended December 31,
	2021	2020	2019
	(in US$’000)
Paul Carter	91	73	—
Karen Ferrante	91	73	—
Graeme Jack	91	73	—
Tony Mok	91	73	—
	364	292	—

There were no other remunerations payable to independent non-executive directors during the years ended December 31, 2021, 2020 and 2019.

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(ii)	Executive directors and non-executive directors

	Year Ended December 31, 2021
	Fees	Salaries, allowances and benefits in kind	Pension contributions	Performance related bonuses	Share-based compensation	Total
	(in US$’000)
Executive directors
Simon To	85	—	—	—	92	177
Christian Hogg	77	420	30	1,000	2,246	3,773
Johnny Cheng	72	328	28	410	733	1,571
Wei-guo Su	75	412	35	835	1,934	3,291
	309	1,160	93	2,245	5,005	8,812
Non-executive directors
Dan Eldar	70	—	—	—	92	162
Edith Shih	74	—	—	—	92	166
	144	—	—	—	184	328
	453	1,160	93	2,245	5,189	9,140

	Year Ended December 31, 2020
	Fees	Salaries, allowances and benefits in kind	Pension contributions	Performance related bonuses	Share-based compensation	Total
	(in US$’000)
Executive directors
Simon To	80	—	—	—	73	153
Christian Hogg	75	411	30	897	1,012	2,425
Johnny Cheng	70	320	27	372	341	1,130
Wei-guo Su	75	362	32	736	1,472	2,677
	300	1,093	89	2,005	2,898	6,385
Non-executive directors
Dan Eldar	70	—	—	—	73	143
Edith Shih	70	—	—	—	73	143
	140	—	—	—	146	286
	440	1,093	89	2,005	3,044	6,671

	Year Ended December 31, 2019
	Fees	Salaries, allowances and benefits in kind	Pension contributions	Performance related bonuses	Share-based compensation	Total
	(in US$’000)
Executive directors
Simon To	80	—	—	—	—	80
Christian Hogg	75	401	29	936	399	1,840
Johnny Cheng	70	309	26	365	155	925
Wei-guo Su	75	291	24	741	1,357	2,488
	300	1,001	79	2,042	1,911	5,333
Non-executive directors
Dan Eldar	70	—	—	—	—	70
Edith Shih	70	—	—	—	—	70
	140	—	—	—	—	140
	440	1,001	79	2,042	1,911	5,473

Five Highest-Paid Employees

The five highest-paid employees during years ended December 31, 2021, 2020 and 2019 included the following number of directors and non-directors:

	Year Ended December 31,
	2021	2020	2019
Directors	3	3	3
Non-directors	2	2	2
	5	5	5

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Details of the remuneration for the years ended December 31, 2021, 2020 and 2019 of the five highest-paid employees who are non-directors (the “Non-director Individuals”) were as follows:

	Year Ended December 31,
	2021	2020	2019
	(in US$’000)
Salaries, allowances and benefits in kind	859	715	643
Pension contributions	52	48	36
Performance related bonuses	802	735	511
Share-based compensation expenses (note)	1,465	1,104	953
	3,178	2,602	2,143

Note: During the years ended December 31, 2021, 2020 and 2019, the Non-director Individuals were granted share options and LTIP awards in respect of their services to the Group, under the share option schemes and LTIP of the Company, further details of which are set out in Note 18. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2021, 2020 and 2019.

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	Year Ended December 31,
	2021	2020	2019
HK$7,500,000 to HK$8,000,000	—	—	1
HK$9,000,000 to HK$9,500,000	—	—	1
HK$10,000,000 to HK$10,500,000	—	2	—
HK$12,000,000 to HK$12,500,000	1	—	—
HK$12,500,000 to HK$13,000,000	1	—	—
	2	2	2

During the years ended December 31, 2021, 2020 and 2019, no remuneration was paid by the Group to any directors or Non-director Individuals as an inducement to join the Group or as compensation for loss of office. Additionally, none of the directors or Non-director Individuals have waived any remuneration during the years ended December 31, 2021, 2020 and 2019.

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Reconciliation between U.S. GAAP and International Financial Reporting Standards

These consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under U.S. GAAP and IFRS are as follows:

(i) Reconciliation of consolidated statements of operations

	Year Ended December 31, 2021
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease amortization (note (a))	Issuance costs (note (b))	Capitalization of rights (note (c))	Divestment of an equity investee (note (d))	Amounts under IFRS
	(in US$’000)
Costs of goods—third parties	(229,448)	40	—	—	—	(229,408)
Research and development expenses	(299,086)	23	—	11,111	—	(287,952)
Selling expenses	(37,827)	53	—	—	—	(37,774)
Administrative expenses	(89,298)	161	(163)	—	—	(89,300)
Total operating expenses	(684,445)	277	(163)	11,111	—	(673,220)
Gain on divestment of an equity investee	121,310	—	—	—	11,266	132,576
Interest expense	(592)	(400)	—	—	—	(992)
Other expense	(12,643)	9	—	—	—	(12,634)
Total other income/(expense)	(8,733)	(391)	—	—	—	(9,124)
Loss before income taxes and equity in earnings of equity investees	(215,740)	(114)	(163)	11,111	11,266	(193,640)
Income tax expense	(11,918)	—	—	—	370	(11,548)
Equity in earnings of equity investees, net of tax	60,617	(1)	—	—	(11,636)	48,980
Net loss	(167,041)	(115)	(163)	11,111	—	(156,208)
Less: Net income attributable to non-controlling interests	(27,607)	(2)	—	(27)	—	(27,636)
Net loss attributable to the Company	(194,648)	(117)	(163)	11,084	—	(183,844)

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	Year Ended December 31, 2020
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease amortization (note (a))	Issuance costs (note (b))	Capitalization of rights (note (c))	Divestment of an equity investee (note (d))	Amounts under IFRS
	(in US$’000)
Costs of goods—third parties	(178,828)	29	—	—	—	(178,799)
Research and development expenses	(174,776)	18	—	—	—	(174,758)
Selling expenses	(11,334)	51	—	—	—	(11,283)
Administrative expenses	(50,015)	132	860	—	—	(49,023)
Total operating expenses	(424,644)	230	860	—	—	(423,554)
Interest expense	(787)	(237)	—	—	—	(1,024)
Other expense	(115)	15	—	—	—	(100)
Total other income/(expense)	6,934	(222)	—	—	—	6,712
Loss before income taxes and equity in earnings of equity investees	(189,734)	8	860	—	—	(188,866)
Equity in earnings of equity investees, net of tax	79,046	4	—	—	—	79,050
Net loss	(115,517)	12	860	—	—	(114,645)
Less: Net income attributable to non-controlling interests	(10,213)	17	—	—	—	(10,196)
Net loss attributable to the Company	(125,730)	29	860	—	—	(124,841)

	Year Ended December 31, 2019
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease amortization (note (a))	Issuance costs (note (b))	Capitalization of rights (note (c))	Divestment of an equity investee (note (d))	Amounts under IFRS
	(in US$’000)
Research and development expenses	(138,190)	31	—	—	—	(138,159)
Administrative expenses	(39,210)	192	—	—	—	(39,018)
Total operating expenses	(351,276)	223	—	—	—	(351,053)
Interest expense	(1,030)	(275)	—	—	—	(1,305)
Other expense	(488)	92	—	—	—	(396)
Total other income/(expense)	5,281	(183)	—	—	—	5,098
Loss before income taxes and equity in earnings of equity investees	(141,105)	40	—	—	—	(141,065)
Equity in earnings of equity investees, net of tax	40,700	(5)	—	—	—	40,695
Net loss	(103,679)	35	—	—	—	(103,644)
Less: Net income attributable to non-controlling interests	(2,345)	15	—	—	—	(2,330)
Net loss attributable to the Company	(106,024)	50	—	—	—	(105,974)

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(ii) Reconciliation of consolidated balance sheets

	December 31, 2021
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease amortization (note (a))	Issuance costs (note (b))	Capitalization of rights (note (c))	Divestment of an equity investee (note (d))	LTIP classification (note (e))	Amounts under IFRS
	(in US$’000)
Right-of-use assets	11,879	(257)	—	—	—	—	11,622
Investments in equity investees	76,479	(24)	—	—	—	—	76,455
Other non-current assets	21,551	—	—	11,296	—	—	32,847
Total assets	1,372,661	(281)	—	11,296	—	—	1,383,676

Other payables, accruals and advance receipts	210,839	—	—	—	—	(12,836)	198,003
Total current liabilities	311,658	—	—	—	—	(12,836)	298,822
Total liabilities	333,147	—	—	—	—	(12,836)	320,311

Additional paid-in capital	1,505,196	—	(697)	—	—	12,836	1,517,335
Accumulated losses	(610,328)	(233)	697	11,084	—	—	(598,780)
Accumulated other comprehensive income	5,572	(7)	—	185	—	—	5,750
Total Company’s shareholders’ equity	986,893	(240)	—	11,269	—	12,836	1,010,758
Non-controlling interests	52,621	(41)	—	27	—	—	52,607
Total shareholders’ equity	1,039,514	(281)	—	11,296	—	12,836	1,063,365

	December 31, 2020
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease amortization (note (a))	Issuance costs (note (b))	Capitalization of rights (note (c))	Divestment of an equity investee (note (d))	LTIP classification (note (e))	Amounts under IFRS
	(in US$’000)
Right-of-use assets	8,016	(140)	—	—	—	—	7,876
Investments in equity investees	139,505	(22)	—	—	—	—	139,483
Other non-current assets	20,172	—	860	—	—	—	21,032
Total assets	724,118	(162)	860	—	—	—	724,816

Other payables, accruals and advance receipts	121,283	—	—	—	—	(7,089)	114,194
Total current liabilities	158,397	—	—	—	—	(7,089)	151,308
Total liabilities	205,169	—	—	—	—	(7,089)	198,080

Additional paid-in capital	822,458	—	—	—	—	7,089	829,547
Accumulated losses	(415,591)	(116)	860	—	—	—	(414,847)
Accumulated other comprehensive income	4,477	(4)	—	—	—	—	4,473
Total Company’s shareholders’ equity	484,116	(120)	860	—	—	7,089	491,945
Non-controlling interests	34,833	(42)	—	—	—	—	34,791
Total shareholders’ equity	518,949	(162)	860	—	—	7,089	526,736

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Notes:

(a)	Lease amortization

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)	Issuance costs

Under U.S. GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

(c)	Capitalization of development and commercial rights

Under U.S. GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use. Such rights are considered as in-process research and development and were expensed to research and development expense.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets. The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group.

(d)	Divestment of HBYS

Under U.S. GAAP, an equity method investment to be divested that does not qualify for discontinued operations reporting would not qualify for held-for-sale classification. The investment in HBYS was not presented as a discontinued operation or as an asset classified as held-for-sale after the signing of the SPA in March 2021 and therefore, it was accounted for under the equity method until closing on September 28, 2021.

Under IFRS, an equity method investment may be classified as held-for-sale even if the discontinued operations criteria are not met. The investment in HBYS was not presented as a discontinued operation but was classified as held-for-sale and therefore equity method accounting was discontinued in March 2021 on the initial classification as held-for-sale. Accordingly, the reconciliation includes a classification difference in the consolidated statement of operations between gain on divestment of an equity investee, equity earnings of equity investees, net of tax and income tax expense.

(e)	LTIP classification

Under U.S. GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.

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